Exhibit 99.4

Largest Shareholder of Aurinia Pharmaceuticals, ILJIN SNT, Files Proxy

Circular and Issues Letter to Fellow Shareholders

Three Independent Directors Nominated to Strengthen Board, Remove Conflicts and Return Control of the Company to Shareholders

Commercial Potential of Voclosporin is Tremendous, But Not Reflected in the Company’s Share Price Under Current Leadership

Current Group of Hand-Picked and Conflicted Directors Have Overseen Excessive Compensation, Increasing Costs and Governance Failures

Shareholders Urged to Vote Their GREEN Proxy or GREEN VIF to Strengthen Board with Three New, Highly Qualified Independent Nominees

VANCOUVER, BRITISH COLUMBIA — June 3, 2019 — ILJIN SNT Co., Ltd. (“ILJIN”) today announced that it has filed an information circular (the “Circular”) and letter to shareholders in connection with the upcoming Annual General Meeting of Shareholders of Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH, TSX: AUP) (“Aurinia” or the “Corporation”) to be held on Wednesday, June 26, 2019.

ILJIN, a founding shareholder of Aurinia which together with certain affiliates holds an approximately 14% ownership interest in Aurinia, is seeking support for three exceptional nominees for election as directors at the annual meeting:  Dr. Robert Foster, Mr. Soon-Yub (Samuel) Kwon and Dr. Myeong-Hee Yu.  These director nominees represent an independent, non-conflicted and highly experienced slate of directors who are committed to bringing both good governance and their technical, business and scientific expertise to the progression and ultimate commercialization of Aurinia’s impressive pipeline of pharmaceutical solutions.

Young-Hwa Kim, Chief Executive Officer of ILJIN, said, “lLJIN is a global life sciences-focused investment firm with a portfolio of investments in companies focused on novel drugs, medical devices and diagnostics for unmet medical needs.  Aurinia is at a phase in its development that we know well.  We recognized very early on the commercial potential of voclosporin, originally acquiring a licensing agreement for the drug before allowing Aurinia to reacquire the license in exchange for a significant equity investment in Aurinia. To date, we have invested $58 million in Aurinia and the future of voclosporin.”

Added Kim, “We, along with all Aurinia shareholders, have waited patiently for current leadership to not only advance the commercialization of voclosporin, but to do so in a way that shows respect for its public shareholders, in terms of financial discipline, proper corporate governance, and prudent capital raising.  Unfortunately, the current Board has repeatedly failed to meet these responsibilities, and change is needed. This is a critical time for the Corporation and the Board’s leadership will determine if and how value is realized at Aurinia.  So far, this Board has focused primarily on itself, not the interests of shareholders. We urge shareholders to join us in electing three new, independent directors and return control of Aurinia’s future to all of its shareholders, not Aurinia insiders.”

ILJIN’s Highly Qualified, Independent Nominees

•                  Dr. Robert Foster is largely responsible for the discovery of voclosporin, the keynote drug upon which Aurinia’s pipeline of pharmaceutical products is based, and was the former CEO of both Isotechnika Pharma Inc., a predecessor to Aurinia, and Aurinia itself.  Dr. Foster is one of the most respected pharmaceutical scientists in the world and brings a proven ability in the discovery, development and commercialization of pharmaceuticals.

•                  Mr. Soon-Yub (Samuel) Kwon has extensive experience advising both domestic and international healthcare-related companies over a broad range of transactional and regulatory matters.  He brings over 30 years of legal and business acumen to his role as director.

•                  Dr.  Myeong-Hee Yu has over 30 years of extensive international biotechnology experience, both as a researcher and through numerous advisory and committee roles within government and private industry. She has played a key role in the development of Korea’s biotechnology industry, earning numerous national and international awards and publishing over 120 articles in major scientific journals.

Shareholders are urged to read the circular and vote ONLY the GREEN proxy or GREEN VIF on or before 5:00 p.m. (Mountain time) on June 21, 2019, so that it can be deposited in advance of the proxy cut-off. Shareholders who have already voted and wish to change their vote in support of the three independent nominees can do so by simply executing the Green proxy.  As a later dated Green proxy will cancel an earlier vote. Shareholders requiring any assistance in executing their GREEN proxy or voting instruction form, can call Gryphon Advisors Inc. at: 1-833-266-0365 or 1-416-661-6592 or email inquiries@gryphonadvisors.ca.

For ease of voting, shareholders are encouraged to visit www.AHealthierAurinia.com to learn more. A copy of the information circular is available on Aurinia’s SEDAR profile at www.sedar.com.

The full text of ILJIN’s letter to fellow Aurinia shareholders follows:

June 2, 2019

Dear Fellow Shareholders,

ILJIN SNT Co., Ltd. (“ILJIN” or the “Concerned Shareholder”) and its affiliated companies (collectively, the “ILJIN Group”) are significant shareholders of Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Corporation”), with an approximate 14% ownership interest. We are long-time enthusiastic believers in the commercial potential of voclosporin, having first become involved with the drug through a development, distribution and licensing arrangement with Isotechnika Pharma Inc. (“Isotechnika”), a predecessor company to Aurinia, in 2010.   As part of the transactions by which Isotechnika and Aurinia merged in 2013 (and continued under the name

“Aurinia Pharmaceuticals Inc.”), the ILJIN Group became a significant shareholder in Aurinia when Aurinia reacquired full rights to voclosporin from the ILJIN Group.

Since Aurinia’s merger with Isotechnika, the ILJIN Group has unfailingly supported the Corporation, placing its trust and its significant economic investment in the hands of Aurinia’s board of directors and management to advance the drug through clinical trials and to commercial applications for lupus nephritis (“LN”), dry eye syndrome (“DES”) and focal segmental glomerulosclerosis (“FSGS”).  While other shareholders have reduced their exposure to Aurinia significantly or exited entirely over the past several years, ILJIN has in fact participated in incremental offerings by Aurinia to help it achieve its objectives and voclosporin’s unrealized potential.  In 2018 and year-to-date 2019 alone, the ILJIN Group acquired an additional 827,641 common shares of Aurinia from treasury for an aggregate of approximately $2.3 million.

However, since announcing positive long-term outcomes for patients suffering from LN, followed by a significant public offering of stock in March 2017, Aurinia has failed to communicate or execute a coherent strategy to maintain its momentum and to realize the tremendous potential of voclosporin.  Shareholders, ILJIN included, are losing confidence in a board of directors and management team whose interests are increasingly at odds with shareholders, as reflected in rising executive compensation, minimal stock ownership and an egregious lack of independence. There can be no other explanation for the fact that Aurinia’s share price has failed to move materially over the past two years.

No shareholder has been more committed to Aurinia’s success and shown more patience with Aurinia’s board of directors and management than ILJIN.

But enough is enough.

It is abundantly clear that Aurinia shareholders require a board of directors that aligns with shareholders and that can guide the company toward successful commercialization of voclosporin.  For this reason, ILJIN has taken the step of nominating three (3) highly qualified and independent directors, who will act in the interest of all shareholders to realize voclosporin’s full potential.

Now. Finally. Aurinia’s Future is in Your Hands.

In our months of dialogue with the Aurinia board and management about the Corporation’s challenges, our message has remained constant.  We believe that Aurinia requires, and its shareholders deserve, a board of directors that:

•                  Embodies corporate governance best practices, rather than flouting them.

•                  Aligns board and executive compensation and expenses with shareholders’ interests, rather than rewarding non-performance.

•                  Demonstrates true independence from one another and management (current and former), rather than looking out for each other first.

•                  Supports and accelerates the Corporation’s strategy execution, rather than sitting idly by as the Corporation potentially squanders its tremendous opportunity.

Upon their successful election, we expect that our nominees, through the Governance & Nomination Committee and the Compensation Committee, as applicable,  will help implement governance and compensation best practices at Aurinia to unlock shareholder value and rebuild shareholder confidence. Our Concerned Shareholder nominees can be expected to take the following steps, among others:

1.              Implement a robust share ownership guideline for directors and executives to inhibit excessive risk taking and to promote share ownership and alignment.

2.              Implement performance-based equity compensation for named executive officers; a minimum of 50% of the equity pay mix will consist of performance share units tied to rigorous performance metrics.

3.              Establish a robust shareholder engagement program that ensures that shareholder voices are heard and that shareholders will have regular dialogue with the board.

4.              Adopt a clawback policy to restrict excessive risk-taking and prevent windfall for executives.

5.              Review the audit fees and relationship with the auditors to ensure the non-audit fees are maintained at an appropriate level.

6.              Establish an effective board refreshment policy to ensure that the new nominees are truly independent.

7.              Revisit Aurinia’s gender diversity policy to ensure it is structured in accordance with best corporate governance practices and with a proposed target of at least two female directors on the board by the 2020 annual meeting.

8.              Review the severance agreements of existing named executive officers to ensure that all change of control provisions align with best governance practices.

Our Concerned Shareholder Nominees can also be expected to undertake actions in concert with the remaining board members to unlock shareholder value, including:

1.              Thoroughly reviewing corporate SG&A for opportunities for efficiency gains.

2.              Thoroughly reviewing R&D expenses, including Aurinia’s relationships with third parties (including contract research organizations) and its own internal processes for opportunities for efficiency gains and alternatives to institutional complacency.

3.              Revisiting the drivers of overall compensation growth and working with suitable external advisors to develop a compensation program that encourages and motivates employees while facilitating the achievement of corporate objectives and compensation expense control.

4.              Developing a long-term strategy as a standalone pharmaceutical company, including fully pursuing Aurinia’s current and future alternative applications of voclosporin and to move market perception away from a binary bet on the success of voclosporin in treating LN.

ILJIN HAS NOMINATED THREE (3) INDEPENDENT DIRECTORS TO STRENGTHEN THE BOARD, REMOVE CONFLICTS AND GIVE AURINIA SHAREHOLDERS CONTROL OF THEIR COMPANY

We have noted Aurinia’s recent letter to shareholders disingenuously implying that ILJIN is intending to take “effective control” of Aurinia without paying Aurinia’s shareholders a premium. Nothing could be further from the truth.

We had originally proposed four (4) nominees under Aurinia’s advance notice bylaw to preserve our ability to be responsive to Aurinia’s circular once released, as we did not know at the time at what size the board would be fixed and the advance notice bylaw is inflexible on the ability to later add nominees. Now that Aurinia has definitively proposed to fix the number of directors at eight (8), we are proposing a minority slate of three (3) directors for appointment, which is consistent with our message.  Further, one of our nominees is proposed to be appointed in lieu of our current representative on the board of directors, Dr. Hyuek Joon Lee.

ILJIN does not want to, nor can it with a three (3) director minority slate, take control. Rather, ILJIN wants to give all shareholders more control.  Unlike the complicated web of relationships which bind the current board members together in a ball of allegiances and loyalties that conflict with their duties to shareholders, ILJIN’s nominees have no prior relationships with each other of any nature and have been selected because they have the requisite expertise and can be expected to act independently of each other and of ILJIN.

We ask that you review the attached Proxy Circular and urge you to support us and vote for change in the board of directors of Aurinia by only using and voting the GREEN universal proxy or voting instruction form enclosed with the Proxy Circular. Discard and do not use the YELLOW proxy or voting instruction form that was included with the management information circular distributed by Aurinia.

For more information or if you require assistance with voting your accompanying GREEN universal proxy or voting instruction form, please contact our proxy solicitation agent, Gryphon Advisors Inc., using the contact information set out below and on the front and back pages of the Proxy Circular.

We believe the Proposed Nominees have the required discipline and skill set to take Aurinia to the next phase of its existence and are confident that you will come to the same conclusion. We welcome all Shareholders to join us and vote for change. We look forward to your support.

Aurinia’s future is in your hands.

Sincerely,

/s/ Young-Hwa Kim

Young-Hwa Kim
Chief Executive Officer
ILJIN SNT Co., Ltd.

Advisors and Counsel

Stikeman Elliott LLP is acting as Canadian legal counsel to ILJIN. Gryphon Advisors Inc. has been engaged as proxy solicitation agent and Gagnier Communications has been engaged by ILJIN as communications advisor.

Contacts

Investors:

Gryphon Advisors Inc.

North American Toll-Free Number: 1-833-261-9730

Outside North America, Banks, Brokers and Collect Calls: 1-416-661-6592

Email: inquiries@gryphonadvisors.ca

Media:

Gagnier Communications

Dan Gagnier / Jeffrey Mathews

1-646-569-5897

Legal Notices and Disclaimers

The data, information and opinions contained or referenced herein (collectively, the “Information”) is for general informational purposes only for the Shareholders in order to provide the views of the Concerned Shareholder regarding certain changes that it is requesting to the composition of the Aurinia board of directors and other matters which it believes to be of concern to Shareholders described herein.   The Information is not tailored to specific investment objectives, the financial situation, suitability or particular need of any specific person(s) who may receive the Information and should not be taken as advice in considering the merits of any investment decision.  The views expressed in the Information represent the views and opinions of the Concerned Shareholder, whose opinions may change at any time and which are based on analysis of disclosure and filings with respect to and/or made by Aurinia and other issuers that we consider to be comparable to Aurinia, and from other third party reports (see “Disclaimer Respecting Publicly Sourced Information” in the Circular, a copy of which is available on SEDAR at www.sedar.com or on www.aHealthierAurinia.com). The Concerned Shareholder disclaims any obligation to publicly update the Information, except as required by applicable law.

The Information contains forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”), including in respect of the Concerned Shareholder and the impact of the Concerned Shareholder Nominees on the Corporation.  All statements and Information, other than statements of historical fact, contained or referenced herein are forward-looking statements and forward-looking information, including, without limitation, statements regarding activities, events or developments that the Concerned Shareholder expects or anticipates may occur in the future. Such forward-looking statements and information can be identified by the use of forward-looking words such as “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe” or “continue” or similar words and expressions or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements and information are based will occur or, even if they do occur, will result in the performance, events or results expected.

The Concerned Shareholder cautions readers not to place undue reliance on forward-looking statements and information contained or referenced herein, which are not a guarantee of performance, events or results and are subject to a number of risks, uncertainties and other factors that could cause actual performance, events or results to differ materially from those expressed or implied by such forward-looking statements or information, including but not limited to those set forth in the Circular under the heading “Forward-Looking Statements and Information” and those risks and uncertainties detailed in the continuous disclosure and other filings of Aurinia and certain members of Aurinia’s peer groups with applicable securities regulatory authorities, copies of which are available on SEDAR at www.sedar.com or on the Electronic Data Gathering, Analysis, and Retrieval at www.sec.gov.  Shareholders are urged to carefully consider those factors.

The forward-looking statements and information contained or referenced herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements and information contained or referenced herein are made as of the date of the Circular and the

Concerned Shareholder undertakes no obligation to publicly update such forward-looking statements or information to reflect new information, subsequent events or otherwise, except as required by applicable laws.